

Mail Stop 3720

October 27, 2009

<u>Via: US Mail and Fax</u>

Mr. Harley L. Rollins
Chief Financial Officer
Elandia International Inc.
8200 NW 52nd Terrace, Suite 102
Miami, FL 33166

> **Re: Elandia International Inc**
> **Item 4.01 of Form 8-K**
> **Filed on October 6, 2009 and October 19, 2009**
> **File No. 0-51805**

Dear Mr. Rollins:

    We have completed our review of the above filings and do not, at this time, have any further comments.

                          Sincerely,

                          Terry French
                          Accountant Branch Chief